July 30, 2010
Ms. Jan Woo
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, DC 20549
Re:	JDA Software Group, Inc. Registration Statement on Form S-4 Filed June 9, 2010 File No. 333-167429
Dear Ms. Woo:
     This letter responds to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated July 6, 2010, to JDA Software Group, Inc. (“JDA”) regarding the Registration Statement on Form S-4, File No. 333-167429 (the “Registration Statement”).
     This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth JDA’s response. Simultaneously with this letter, JDA is filing Amendment No. 1 to the Registration Statement to reflect JDA’s responses to the Staff’s comments.
General
     Staff Comment:
     1. We note that you are registering the exchange notes in reliance on the staff’s position set forth in Exxon Capital Holdings Corp. (publicly available May 13, 1988), Morgan Stanley & Co., Inc. (publicly available June 5, 1991) and Shearman & Sterling (publicly available July 2, 1993). Accordingly, with your next amendment, provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff’s position contained in these no-action letters. Also include in the supplemental letter the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
     Company Response:
     In response to the Staff’s comment, JDA is filing, simultaneous with this response letter, a letter stating that JDA is registering the exchange offer in reliance on the Staff’s position contained in the abovementioned no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Securities and Exchange Commission
July 30, 2010

Incorporation of Certain Information by Reference, page i
     Staff Comment:
     2. It appears that you have incorporated certain information by reference as permitted by Item 11 of Form S-4. However, we note that you have not incorporated all of the reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report (i.e., December 31, 2009). Please revise the filing to incorporate by reference the Form 8-Ks filed on January 25, 2010, January 28, 2010, February 11, 2010, June 18, 2010, and July 6, 2010; or advise us why you believe that incorporation of these filings is not necessary.
     Company Response:
     In response to the Staff’s comment, the disclosure has been revised in Amendment No. 1 to the Registration Statement to incorporate by reference the abovementioned Form 8-Ks.
Exhibits
Opinion of DLA Piper (US) LLP — Exhibit 5.1
     Staff Comment:
     3. We note that the legal opinion does not express an opinion as to whether the guarantees will constitute valid and binding obligations of the guarantors. Please provide an opinion of counsel as to whether each of the guarantees will be binding obligations of the applicable guarantor. See Item 601(b)(5) of Regulation S-K.
     Company Response:
     In response to the Staff’s comment, the legal opinion filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement has been revised to provide the abovementioned opinion.
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Securities and Exchange Commission
July 30, 2010

     If we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (480) 308-3460.

Very truly yours, JDA Software Group, Inc.
By:	/s/ G. Michael Bridge
G. Michael Bridge
Senior Vice President, General Counsel and Corporate Secretary